UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Meridian Corporation
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
58958P104
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58958P104	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
21,232

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
21,232

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,232

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.3% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Based on 6,404,000 shares of common stock, par value $1.00 per share (“Common Stock”), outstanding, reported on a rounded basis and to the nearest thousand, as of December 31, 2019, as reflected in the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on January 27, 2020.

CUSIP No. 58958P104	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Emanuel J. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
21,232

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
21,232

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,232

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.3% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Based on 6,404,000 shares of Common Stock outstanding, reported on a rounded basis and to the nearest thousand, as of December 31, 2019, as reflected in the Form 8-K filed by the Issuer with the SEC on January 27, 2020.

CUSIP No. 58958P104	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Sidecar Fund, Series LLC – Series E

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
21,047

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
21,047

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,047

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.3% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 6,404,000 shares of Common Stock outstanding, reported on a rounded basis and to the nearest thousand, as of December 31, 2019, as reflected in the Form 8-K filed by the Issuer with the SEC on January 27, 2020.

Explanatory Note

Effective August 24, 2018 at 5:00 p.m. (the “Effective Time”), Meridian Corporation (the “Issuer”) acquired Meridian Bank (the “Bank”) in a merger and reorganization (the “Reorganization”) effected under Pennsylvania law and in accordance with the terms of a Plan of Merger and Reorganization dated April 26, 2018 (the “Agreement”).  Pursuant to the Agreement, at the Effective Time each of the outstanding shares of the Bank’s $1.00 par value common stock (the “Bank’s Common Stock”) was converted into and exchanged for one newly issued share of the Issuer’s Common Stock, and the Bank became the Issuer’s subsidiary.

The Reporting Persons previously filed with the FDIC a Schedule 13G dated November 17, 2017, pertaining to their beneficial ownership of the Bank’s Common Stock.  As a result of the Reorganization, the Issuer became the successor issuer to the Bank as provided in Exchange Act Rule 12g-3(a).  This Amendment No. 1 to Schedule 13G is being filed with respect to the Issuer as the successor issuer to the Bank.

Item 1. (a)                      Name of Issuer

Meridian Corporation

Item 1. (b)                      Address of Issuer’s Principal Executive Offices

9 Old Lincoln Highway
Malvern, Pennsylvania  19355

Item 2. (a)                      Name of Person Filing

This Amendment No. 1 to Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman; and
(iii)	EJF Sidecar Fund, Series LLC – Series E.

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Amendment No. 1 to Schedule 13G is being filed on behalf of each of them.

Item 2. (b)                      Address of Principal Business Office or, if None, Residence

The address of the principal business office of each reporting person is:

2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2. (c)                      Citizenship

See Item 4 of the attached cover pages.

Item 2. (d)                      Title of Class of Securities

Common Stock, par value $1.00 per share (“Common Stock”)

Item 2. (e)                      CUSIP Number

58958P104

Item 3.                        If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.                        Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

EJF Sidecar Fund, Series LLC – Series E is the record owner of the number of shares of Common Stock shown on item 9 of its respective cover page.

EJF Capital LLC is the managing member of EJF Sidecar Fund, Series LLC –Series E and the investment manager of an affiliate thereof, and may be deemed to share beneficial ownership of the shares of Common Stock of which EJF Sidecar Fund, Series LLC – Series E is the record owner.  EJF Capital LLC also serves as an investment adviser to accounts that are the record owners of shares of Common Stock and may be deemed to share beneficial ownership of such shares of Common Stock.

Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares of Common Stock over which EJF Capital LLC may share beneficial ownership.
Item 5.                      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.                      Identification and Classification of Members of the Group

Not Applicable.

Item 9.                      Notice of Dissolution of Group

Not Applicable.

Item 10.                    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2020

EJF CAPITAL LLC

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF SIDECAR FUND, SERIES LLC – SERIES E

By: Its:	EJF CAPITAL LLC Managing Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EXHIBIT A

The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, and EJF Sidecar Fund, Series LLC –Series E, a Delaware series limited liability company, hereby agree and acknowledge that the information required by this Amendment No. 1 to Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 12, 2020

EJF CAPITAL LLC

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF SIDECAR FUND, SERIES LLC – SERIES E

By: Its:	EJF CAPITAL LLC Managing Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel